FILED PURSUANT TO RULE 433
REGISTRATION STATEMENT NUMBER 333-250159
August 16, 2022
Nordic Investment Bank
USD 100,000,000 SOFR Floating Rate Global Notes due 2026
(to constitute a further issuance of, and be consolidated, form a single issue and be fully fungible with, Nordic Investment Bank’s outstanding USD 700,000,000 SOFR Floating Rate Global Notes due May 12, 2026 issued on May 12, 2021, and its outstanding USD 50,000,000 SOFR Floating Rate Global Notes due May 12, 2026, issued on May 16, 2022)

Final Term Sheet
Final Terms and Conditions as of August 16, 2022

Issuer:	Nordic Investment Bank (“NIB”)
Ratings:	Aaa (Moody's), AAA (S&P)
Status:	Senior, direct and unsecured obligations of the Issuer
Form / Type:	Global, SEC Registered
Nominal Amount:	USD 100,000,000
Pricing Date:	August 16, 2022
Issue Date:	August 23, 2022
Maturity Date:	May 12, 2026
Interest Rate:	Compounded SOFR + the Margin
Margin:	+ 100bps per annum
Compounded SOFR:
Subject to the "Compounded SOFR Fallback Provisions" below, for any Interest Period, Compounded SOFR will be calculated by the Calculation Agent on each Interest Determination Date as follows and the resulting percentage will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with 0.000005 being rounded upwards:
where:
"SOFR IndexStart" means the SOFR Index value on the day which is five U.S. Government Securities Business Days preceding the first date of the relevant Interest Period
"SOFR IndexEnd"   means the SOFR Index value on the day which is five U.S. Government Securities Business Days preceding the Interest Payment Date relating to such Interest Period (or in the final Interest Period, the Maturity Date)
"dc" means the number of calendar days in the Observation Period relating to such Interest Period

"Observation Period"   means the period from and including five U.S. Government Securities Business Days preceding an Interest Payment Date to but excluding five U.S. Government Securities Business Days preceding the next Interest Payment Date, provided that the first Observation Period shall be from and including five U.S. Government Securities Business Days preceding the Settlement Date to but excluding the five U.S. Government Securities Business Days preceding the first Interest Payment Date.

SOFR Index:
The SOFR Index in relation to any U.S. Government Securities Business Day shall be the value as published by the SOFR Administrator on the SOFR Administrator's Website at 3:00 p.m. (New York Time) on such U.S. Government Securities Business Day ("SOFR Determination Time").

Interest Periods:	Each quarterly period from, and including, the prior Interest Payment Date to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period, the Maturity Date).
Interest Payment Dates:	Quarterly in arrear, every February 12, May 12, August 12 and November 12, up to and including the Maturity Date, subject to the Business Day Convention, commencing on November 12, 2022.
Day Count Fraction:	ACT/360
Interest Determination Date:	The date falling five U.S. Government Securities Business Days prior to the final day of each Interest Period.
U.S. Government Securities Business Day:
Any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Business Days:	New York
Fixing:	U.S. Government Securities Business Day
Business Day Convention:	Modified Following, Adjusted
Reoffer spread:	Compounded SOFR + 30bps per annum
Reoffer price:	102.517%
Fees:	0%
Accrued Interest:	11 days from and including 12 August 2022 to but excluding the Issue Date of USD 163,690.39
All In price:	102.517%
Net Proceeds:	USD 102,680,690.39 (including 11 days Accrued Interest)
Denominations:	USD 200,000 and integral multiples of USD 1,000 thereafter
Redemption:	At Par
Listing:	Luxembourg Stock Exchange
Settlement:	DTC, Euroclear, Clearstream
Governing Law:	New York
MiFID II / MiFIR Product Governance:	The manufacturer’s target market (MiFID II / UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels).

Lead Manager:	Barclays Bank Ireland PLC
ISIN / CUSIP / Common Code:	US65562QBR56 / 65562QBR5 / 234263927
Fiscal/Paying Agent:	Citibank N.A.
Calculation Agent:	Citibank N.A.
Risk Factors:	As set out in the Pricing Supplement
Compounded SOFR Fallback Provisions:
SOFR Index Unavailable:
If a SOFR IndexStart or SOFR IndexEnd is not published on the associated Interest Determination Date and a Benchmark Transition Event and its related Benchmark Replacement Date have not occurred with respect to SOFR Index or SOFR, “Compounded SOFR” means, for the applicable Interest Period for which such index is not available, the rate of return on a daily compounded interest investment calculated by the Calculation Agent in accordance with the formula for SOFR Averages, and definitions required for such formula, published on the SOFR Administrator’s Website at https://www.newyorkfed.org/markets/treasury-repo-reference-rates-information (or any replacement page). For the purposes of this provision, references in the SOFR Averages compounding formula and related definitions to "calculation period" shall be replaced with “Observation Period” and the words “that is, 30-, 90-, or 180- calendar days” shall be removed. If the daily SOFR (“SOFRi”) does not so appear for any day “i” in the Observation Period, SOFRi for such day “i” shall be SOFR published in respect of the first preceding U.S. Government Securities Business Day for which SOFR was published on the SOFR Administrator's Website.
If a Benchmark Transition Event and its related Benchmark Replacement Date have occurred during such Interest Period, the provisions below under “Effect of Benchmark Transition Event” shall apply to that Interest Period and any future Interest Periods (subject to the occurrence of any future Benchmark Transition Event).
Effect of Benchmark Transition Event
Notwithstanding the foregoing, if for any Interest Determination Date NIB determines on or prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the then-current Benchmark (including any daily published component used in the calculation thereof), NIB shall use reasonable endeavours, as soon as reasonably practicable, to appoint an Independent Adviser to determine (in consultation with NIB) the Benchmark Replacement which will replace the then-current Benchmark (or such component) for all purposes relating to the Notes in respect of all determinations on such date and for all determinations on all subsequent Interest Determination Dates (subject to the subsequent operation of this provision).
In connection with the implementation of a Benchmark Replacement, the Independent Adviser, in consultation with NIB, will have the right to make Benchmark Replacement Conforming Changes from time to time.
Any determination, decision or election that may be made by the Independent Adviser, in consultation with NIB, pursuant to this section, including any determination with respect to a rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection:

(1)  will be conclusive and binding absent manifest error;
(2)  will be made in the sole discretion of the Independent Adviser, in consultation with NIB, as applicable; and
(3)  notwithstanding anything to the contrary in the documentation relating to the Notes, shall become effective without consent from the holders of the Notes or any other party.
If NIB is not able to appoint an Independent Adviser or the Independent Adviser does not determine a Benchmark Replacement, then Compounded SOFR shall be determined by NIB in accordance with the provisions as set out below.
Where:
“Benchmark” means, initially, Compounded SOFR as such terms are defined above; provided that if for any Interest Determination Date NIB determines on or prior to the Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Compounded SOFR (including any daily published component used in the calculation thereof) or the then-current Benchmark, then "Benchmark" means the applicable Benchmark Replacement.
“Benchmark Replacement” means the first alternative set forth in the order below that can be determined by the Independent Adviser, in consultation with NIB, as of the Benchmark Replacement Date.
(1)  the sum of: (a) the alternate reference rate that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark (including any daily published component used in the calculation thereof) and (b) the Benchmark Replacement Adjustment;
(2)  the sum of: (a) the ISDA Fallback Rate and (b) the ISDA Fallback Adjustment; or
(3)  the sum of: (a) the alternate reference rate that has been selected by the Independent Adviser, in consultation with NIB, as the replacement for the then-current Benchmark (including any daily published component used in the calculation thereof) giving due consideration to any industry- accepted reference rate as a replacement for the then-current Benchmark (or such component) for U.S. dollar denominated floating rate notes at such time and (b) the Benchmark Replacement Adjustment.
“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by the Independent Adviser, in consultation with NIB, as of the Benchmark Replacement Date:
(1)  the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement; or
(2)  the spread adjustment (which may be a positive or negative value or zero) that has been selected by the Independent Adviser, in consultation with NIB, giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark (including any daily published component used in the calculation thereof) with the applicable Unadjusted Benchmark Replacement for U.S. dollar denominated floating rate notes at such time.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the timing and frequency of determining rates and making payments of interest, rounding of amounts and other administrative matters (including changes to the fallback provisions)) that the Independent Adviser, in consultation with NIB, decides may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if the Independent Adviser, in consultation with NIB, decides that adoption of any portion of such market practice is not administratively feasible or if the Independent Adviser, in consultation with NIB, determines that no market practice for use of the Benchmark Replacement exists, in such other manner as the Independent Adviser, in consultation with NIB, determines is reasonably necessary).
“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark (including any daily published component used in the calculation thereof):
(1)  in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark (or such component) permanently or indefinitely ceases to provide the Benchmark (or such component); or
(2)  in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.
For the avoidance of doubt, if the event that gives rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.
“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark (including any daily published component used in the calculation thereof):
(1)  a public statement or publication of information by or on behalf of the administrator of the Benchmark (or such component) announcing that such administrator has ceased or will cease to provide the Benchmark (or such component), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component); or
(2)  a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark (or such component), the central bank for the currency of the Benchmark (or such component), an insolvency official with jurisdiction over the administrator for the Benchmark (or such component), a resolution authority with jurisdiction over the administrator for the Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark (or such component), which states that the administrator of the Benchmark (or such component) has ceased or will cease to provide the Benchmark (or such component) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component); or

(3)  a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark (or such component) announcing that the Benchmark (or such component) is no longer representative.
“Independent Adviser” means a reputable independent financial institution or other reputable independent financial adviser experienced in the international debt capital markets, in each case appointed by NIB at its own expense.
“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.
“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event.
“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation event with respect to the Benchmark (including any daily published component used in the calculation thereof) of the applicable tenor excluding any applicable ISDA Fallback Adjustment.
“Reference Time” with respect to any determination of the Benchmark means the SOFR Determination Time, or (if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred), the time determined by the Independent Adviser, in consultation with NIB, after giving effect to the Benchmark Replacement Conforming Changes.
“Relevant Governmental Body” means the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York or any successor thereto.
"SOFR Administrator" means the Federal Reserve Bank of New York or any successor administrator of the SOFR Index and Secured Overnight Financing Rate.
"SOFR Administrator's Website" means the website of the SOFR Administrator.

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.
In the event Compounded SOFR cannot be determined in accordance with the foregoing provisions, Compounded SOFR will be (i) that determined at the last preceding Interest Determination Date or (ii) if there is no such preceding Interest Determination Date, the initial Interest Rate (minus the Margin) which would have been applicable to the Notes for the scheduled first Interest Period had the Notes been in issue for a period equal in duration to the scheduled first Interest Period but ending on, and excluding, the Issue Date.

The Notes will constitute a further issuance of, and be consolidated, and form a single issue and be fully fungible with, Nordic Investment Bank’s outstanding USD 700,000,000 SOFR Floating Rate Global Notes due May 12, 2026 issued on May 12, 2021, and its outstanding USD 50,000,000 SOFR Floating Rate Global Notes due May 12, 2026, issued on May 16, 2022. The Notes are expected to be included in the listing on the Regulated Market of the Luxembourg Stock Exchange.
The following information of Nordic Investment Bank and regarding the securities is available from the SEC’s website and accompanies this free writing prospectus:
https://www.sec.gov/Archives/edgar/data/357024/000119312522047913/0001193125-22-047913-index.htm
https://www.sec.gov/Archives/edgar/data/357024/000119312521161529/0001193125-21-161529-index.htm
https://www.sec.gov/Archives/edgar/data/357024/000119312521046275/0001193125-21-046275-index.htm
https://www.sec.gov/Archives/edgar/data/357024/000119312520127721/0001193125-20-127721-index.htm
https://www.sec.gov/Archives/edgar/data/357024/000119312520049550/0001193125-20-049550-index.htm
https://www.sec.gov/Archives/edgar/data/357024/000119312520321327/0001193125-20-321327-index.htm
https://www.sec.gov/Archives/edgar/data/357024/000119312520296604/0001193125-20-296604-index.htm
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Bank Ireland PLC, at +1-888-603 5847.
Prohibition of Sales to EEA Retail Investors - The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.
Prohibition of Sales to UK Retail Investors The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97 (as amended or superseded), where that customer would not qualify as a professional client as defined in point (8) of Article 2(1) of Regulation (EU) 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation as it forms part of domestic law by virtue of the EUWA (the “UK Prospectus Regulation”). Consequently, no key information document required by the PRIIPs Regulation as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation) for offering or selling the Securities or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the Securities or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

MIFID II Product Governance / Professional Investors And Eligible Counterparties Only Target Market
Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/ EU (as amended, “MiFID II”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a "distributor") should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

UK MiFIR product governance / professional investors and eligible counterparties only target market – Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“UK MiFIR”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.
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